                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)

                                  ALTIRIS, INC.

                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share

                         (Title of Class of Securities)

                                   02148M 10 0
                                 (CUSIP Number)

                                 Carla S. Newell
                        c/o Technology Crossover Ventures
                                528 Ramona Street
                           Palo Alto, California 94301
                                 (650) 614-8200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:


                              Eleanor Cornish, Esq.
        c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                      610 Lincoln Street Waltham, MA 02451
                                 (781) 795-3554

                                  May 23, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

  (1)     Name of Reporting Person

          TCV IV, L.P.
          See item 2 for identification of the General Partner
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO

          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      4,984,791  SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     4,984,791  SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               4,984,791  SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                           [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               25.18%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN

          ---------------------------------------------------------------------

---------------
(A) Please see Item 5.

  (1)     Name of Reporting Person

          TCV IV Strategic Partners, L.P.
          See item 2 for identification of the General Partner
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

          AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      185,876 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     185,876 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               185,876 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

           Less than 1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


----------

(A) Please see Item 5.

  (1)     Name of Reporting Person

          Technology Crossover Management IV, L.L.C.
          See item 2 for identification of the Managing Members
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

            AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      5,170,667 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     5,170,667 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               5,170,667 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

           26.12%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO
          ---------------------------------------------------------------------


----------

(A) Please see Item 5.

  (1)     Name of Reporting Person

               JAY C. HOAG
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO

          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings

          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               UNITED STATES CITIZEN
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       5,170,667 SHARES OF COMMON STOCK (A)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     5,170,667 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               5,170,667 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               26.12%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN
          ---------------------------------------------------------------------


---------------
(A) Please see Item 5.

  (1)     Name of Reporting Person

               RICHARD H. KIMBALL
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               UNITED STATES CITIZEN
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       5,170,667 SHARES OF COMMON STOCK (A)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     5,170,667 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               5,170,667 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               26.12%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.0001 per share (the "Common Stock"), of Altiris, Inc., a Delaware corporation ("Altiris" or the "Company"). The Company's principal executive offices are located at 588 West 400 South Lindon, Utah 84042.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership ("TCV IV"), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners IV"), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company ("Management IV"),
(4) Jay C. Hoag ("Mr. Hoag") and (5) Richard H. Kimball ("Mr. Kimball"). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 23, 2002 TCV IV and Strategic Partners IV purchased the following shares of the Company's Common Stock in the open market at $8.96 per share (the "Market Shares"):



Name of Investor                 Shares Acquired
----------------                 ---------------
TCV IV                               385,621
Strategic Partners IV                 14,379

The source of funds for the acquisition of the Market Shares by TCV IV and Strategic Partners IV was capital contributions from their respective partners.

On May 23, 2002 TCV IV and Strategic Partners IV purchased the following shares from the underwriters of Company's initial public offering (the "Offering") at $10.00 per share (the "IPO Shares"):

Name of Investor                 Shares Acquired
----------------                 ---------------
TCV IV                               100,261
Strategic Partners IV                  3,739

The source of funds for the acquisition of the IPO Shares by TCV IV and Strategic Partners IV was capital contributions from their respective partners.

Pursuant to the terms of a Stock Purchase Agreement dated February 21, 2002 (the "Common and A Purchase Agreement") by and among the Canopy Group, Inc., Jan E. Newman, Island Park LP and Moon Shadow (the "Sellers") on the one hand, and TCV IV and Strategic Partners IV (the "Investors"), on the other hand, the Sellers agreed to sell and the Investors agreed to purchase an aggregate of 1,434,280 shares of Common Stock (the "Common Shares"), at a purchase price of $7.50 per share and an aggregate of 565,720 shares of Series A Preferred Stock, at a purchase price of $7.50 per share. In consideration for the Common Shares and the Series A Preferred Stock, the Investors paid the Sellers an aggregate of $15,000,000. Each share of Series A Preferred Stock converted into one share of Common Stock upon the closing of the Offering, such that the Investors received an aggregate of 565,720 shares of Common Stock as a result of such conversion (the "A Shares").

The source of the funds for the acquisition of the Common Shares and the A Shares by the Investors was capital contributions from their respective partners.

A copy of the Common and A Purchase Agreement is attached hereto as Exhibit 2.

Pursuant to the terms of a Series B Preferred Stock Purchase Agreement dated February 21, 2002 (the "B Purchase Agreement") by and among the Company on the one hand, and the Investors, on the other hand, the Company agreed to sell and the Investors agreed to purchase an aggregate of 2,666,667 shares of Series B Preferred Stock, at a purchase price of $7.50 per share. In consideration of the B Shares the Investors paid the Company an aggregate of $20,000,003. Each share of Series B Preferred Stock converted into one share of common stock upon closing of the Offering, such that the Investors received an aggregate of 2,666,667 shares of Common Stock as a result of such conversion (the "B Shares").

The source of the funds for the acquisition of the B Shares by the Investors was capital contributions from their respective partners.

A copy of the Series B Purchase Agreement is attached hereto as Exhibit 3.

ITEM 4. PURPOSE OF TRANSACTION.

REGISTRATION RIGHTS AGREEMENT

Pursuant to the First Amended and Restated Investors' Rights Agreement dated May 2, 2002 (the "Rights Agreement") by and among the Company on the one hand, and TCV IV and Strategic Partners and certain other parties on the other hand, the Company agreed to register the Common Shares, A Shares and B Shares, subject to certain exceptions. The Company is obligated to pay all expenses (other than underwriting discounts and commissions) incurred in connection with such registrations. The Company has agreed to indemnify the Investors and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

A copy of the Rights Agreement is attached hereto as Exhibit 4.

The Reporting Persons acquired the Market Shares, IPO Shares, Common Shares, A Shares and B Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, may acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Market Shares, IPO Shares, Common Shares, A Shares and B Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on May 23, 2002, TCV IV and Strategic Partners IV owned directly the 5,170,667 shares as follows:


-------------------------------------------------------------------------------------------------
Name of Investor            Number of Total Shares           Percentage of Outstanding Shares (a)
-------------------------------------------------------------------------------------------------
TCV IV                            5,170,667                                    25.18%
-------------------------------------------------------------------------------------------------
Strategic Partners IV               185,876                              Less than 1%
-------------------------------------------------------------------------------------------------

(a) all percentages in this table are based on the 19,795,933 shares of Common Stock of the Company outstanding, as reported on the Company's 424(b)4 filed with the Securities and Exchange Commission on May 23, 2002.

Each of TCV IV and Strategic Partners IV (together the "TCV IV Funds") has the sole power to dispose or direct the disposition of the Market Shares, IPO Shares, Common Shares, A Shares and B Shares. Each of the TCV IV Funds has the sole power to direct the vote of its respective Market Shares, IPO Shares, Common Shares, A Shares and B Shares. Management IV as the sole general partner of TCV IV and Strategic Partners IV may also be deemed to have the sole power to dispose or direct the disposition of the Market Shares, IPO Shares, Common Shares, A Shares and B Shares and direct the vote of the Market Shares, IPO Shares, Common Shares, A Shares and B Shares. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the Market Shares, IPO Shares, Common Shares, A Shares and B Shares held by TCV IV Funds and the shared power to direct the vote of the Market Shares, IPO Shares, Common Shares, A Shares and B Shares held by TCV IV Funds. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV Funds except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4 above summarizes certain provisions of the Common and A Purchase Agreement, the B Purchase Agreement and the Rights Agreement. A copy of the Common and A Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the B Purchase Agreement is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Joint Filing Agreement

Exhibit 2      Stock Purchase Agreement dated February 21, 2002

Exhibit 3      Series B Preferred Stock Purchase Agreement dated February 21,
               2002

Exhibit 4 Amended and Restated Investors' Rights Agreement dated May 2, 2002 (incorporated by reference from Exhibit 4.2B to the Company's Form S-1/A filed on May 6, 2002)

Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

                                    SIGNATURE


After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2002

                               TCV IV, L.P.


                               By: /s/ Carla S. Newell
                                   -------------------------------------------
                               Name: Carla S. Newell
                               Its:  Authorized Signatory


                               TCV IV STRATEGIC PARTNERS, L.P.


                               By: /s/ Carla S. Newell
                                   -------------------------------------------
                               Name: Carla S. Newell
                               Its:  Authorized Signatory


                               TECHNOLOGY CROSSOVER
                               MANAGEMENT IV, L.L.C.


                               By: /s/ Carla S. Newell
                                   -------------------------------------------
                               Name: Carla S. Newell
                               Its:  Authorized Signatory


                               JAY C. HOAG


                               /s/ Carla S. Newell
                               -----------------------------------------------
                               By:  Carla S. Newell, Authorized Signatory


                               RICHARD H. KIMBALL


                               /s/ Carla S. Newell
                               -----------------------------------------------
                               By: Carla S. Newell, Authorized Signatory

                                  EXHIBIT INDEX


Exhibit 1      Joint Filing Agreement

Exhibit 2      Stock Purchase Agreement dated February 21, 2002

Exhibit 3      Series B Preferred Stock Purchase Agreement dated February 21,
               2002

Exhibit 4 Amended and Restated Investors' Rights Agreement dated May 2, 2002 (incorporated by reference from Exhibit 4.2B to the Company's Form S-1/A filed on May 6, 2002)

Exhibit 5      Statement Appointing Designated Filer and Authorized
               Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)